Exhibit 99.1

For:              B + H Ocean Carriers Ltd.

From:             Navinvest Marine Services (USA) Inc.
                  The Sail Loft
                  19 Burnside Street
                  Bristol, RI 02809


                              FOR IMMEDIATE RELEASE

                       B+H PLACES $60 MILLION EQUITY ISSUE
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         New York,  New York,  Wednesday,  May 18,  2005....B + H Ocean Carriers
Ltd. (AMEX:BHO) announced today that it has entered into definitive agreements with independent institutional investors in Europe relating to a private placement of 3,243,243 shares of Common Stock of the Company at a price of $18.50 per share, for aggregate gross proceeds of approximately $60 million. The parties expect to close the private placement on or about May 25, 2005. Pareto Securities ASA, Oslo, Norway, acted as manager for the financing. The newly issued shares will trade over the counter in Norway and cannot be sold in the U.S. for 40 days from issuance. The Company added that it intends to apply for listing on the Oslo Stock Exchange.

The proceeds from the private placement are expected to be used for acquisitions of secondhand shipping tonnage, refinancing of debt and working capital. The Company intends to make vessel acquisitions to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and MR product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company owns and operates seven Medium Range Product Tankers and four Combination Carriers.

Certain statements contained in the attached Press Release, including, without limitation, statements containing the words "believes," "estimates," "expects," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company's Annual Report and filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.


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For further information, contact the Company's website: www.bhocean.com
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Company contact:           John LeFrere
                           1-917 225-2800